                                                                     Exhibit 20

CONTACTS:

Christine McCarthy    John Danielson        Ken Preston        Wendy Raway
Mariann Ohanesian     Karin Glasgow         Shirley Hosoi      Media Relations
Investor Relations    Investor Relations    Media Relations    First Bank System
First Interstate      First Bank System     First Interstate   (612) 973-2429
(213) 614-5866        (612) 973-2261        (213) 614-3656
(213) 614-2465        (612) 973-2264        (213) 614-3043


               FIRST BANK SYSTEM AND FIRST INTERSTATE SIGN MERGER
                       AGREEMENT VALUED AT $10.3 BILLION

           --WILL CREATE NATION'S NINTH-LARGEST BANKING COMPANY, WITH $92.4 BILLION IN ASSETS AND 7.6 MILLION RETAIL HOUSEHOLDS--

      --EXPECTED TO BE ACCRETIVE TO EPS IN FIRST FULL YEAR OF OPERATIONS--

     --FIRST INTERSTATE REJECTS WELLS FARGO'S UNSOLICITED MERGER PROPOSAL--

MINNEAPOLIS AND LOS ANGELES, November 6, 1995--First Bank System, Inc. (NYSE:FBS) and First Interstate Bank (NYSE:I) today announced that they have entered into a definitive agreement whereby FBS will exchange 2.6 shares of its common stock for each share of First Interstate. The transaction, which has been unanimously approved by the boards of both companies, is valued at $10.3 billion, or $132.275 per share, based on the closing price of FBS common stock on November 3, 1995. This represents a premium of 25% over the closing price of First Interstate stock on October 17, 1995, the day before Wells Fargo made public its uninvited merger proposal to First Interstate.

The exchange will be accounted for as a pooling of interests. Therefore there will be no additional goodwill and related amortization as a result of this combination. Consistent with the accounting requirements under a pooling of interests, FBS will not purchase treasury shares under its existing authorizations within 90 days of the consummation of the merger (e.g., in the second and third quarters of 1996). After that time, consistent with its prior practice, FBS expects to resume its capital management program to manage future excess capital.

The FBS and First Interstate transaction is subject to shareholder and regulatory approvals and is expected to close in the second quarter of 1996. Both companies have exemplary CRA records and do not expect an unduly difficult regulatory review process.

The new institution, which will retain the First Interstate name, will have $92.4 billion in assets, $7.3 billion in shareholders' equity and the largest service territory west of the Mississippi, consisting of 7.6 million households, 1,514 branch locations and 4,692 ATMs in 21 states. The merger is expected to result in accretion to 1997 EPS of approximately 18 percent and a return on common equity of approximately 26.5 percent.

John F. Grundhofer, 56, chairman, president and chief executive officer of First Bank System, will become chairman and chief executive officer of the new First Interstate. First Interstate chairman and chief executive officer, William E.
B. Siart, 48, will serve as president and chief operating officer of the combined companies. Richard A. Zona, 51, FBS' vice chairman and chief financial officer will serve in that capacity for the new First Interstate. FBS vice chairman of Retail Products and Technology, Philip G. Heasley, 46, also will serve in that same capacity. Linnet F. Deily, 50, who currently serves as chief executive officer of First Interstate's Texas Region, will become vice chairman of Retail Banking. First Interstate chief executive officer of the California Region, Bruce G. Willison, 47, will serve as vice chairman of Corporate Banking.

The new First Interstate will have its corporate headquarters in Minneapolis, and will direct its core business lines--including Retail, Corporate, Private Banking, Payment Systems, and Trust and Investment Management--from Los Angeles. Reflective of the importance of Los Angeles to First Interstate, the institution has committed itself to maintaining its strong level of community support. The 20-member Board of Directors of the new institution will reflect equal representation from both companies.

"Over the past five years, First Bank System has demonstrated the disciplines that are necessary to successfully integrate 23 acquisitions and run a multistate banking operation," Grundhofer said. "With the strong board and management support already in place for this merger, I am confident that we will create immediate and long-term shareholder value for the stockholders of both companies.

"The new First Interstate combines two of the most profitable banks in the country, as measured by return on equity, a low cost structure and proven expertise in mastering technology as a tool for enhancing both our customer service and financial performance. Our strategy going forward will rest on the broad and solid foundation of our complementary operations and service territories, our compatible, customer-driven cultures and focused products and businesses."

Grundhofer said he expects the merger will result in an annual cost saving of $500 million, or 22% of First Interstate's expenses, and that it will be 18% accretive to earnings per share in the first full year of operations.

Siart said: "This merger marks a bold new chapter for a bold new First Interstate. It is about creating long-term growth and profitability by expanding our business through a compelling strategic fit. It is not simply about manufacturing gains from contraction and cost cutting alone--the formula many are following in the industry consolidation we are seeing today.

"It also allows us to keep a major business presence in the City of Los Angeles and maintain our commitment and strong support to the community, which has always been our home and will remain the home of the core businesses upon which First Interstate has built its success.

"We also expect the diverse and expanded interstate franchise resulting from this merger to significantly insulate us from local or even regional economic downturns and position us ideally to take advantage of the new era of interstate branching. Another significant advantage of our geographic diversity is the ability to focus our cost reductions on staff and back office operations, thus minimizing the impact on customers or any single market," Siart said.

With respect to the uninvited merger proposal by Wells Fargo & Co., Siart said:
"Well before the receipt of the Wells proposal, we had made significant progress in our own process of exploring strategic alternatives and had established important criteria against which to measure any particular alternative. The First Interstate board and management took the Wells Fargo proposal very seriously. Accordingly, I spoke with Paul Hazen numerous times in the past ten days, including two face-to-face meetings. We discussed the value of his unsolicited offer and the many issues, including the pitfalls relating to the successful implementation of a combination.

"After considering the hostile nature of the Wells approach, the difficulty of executing the combination, the relatively high valuation of Wells' stock versus all other bank stocks, including First Interstate stock, the somewhat controversial purchase accounting treatment, and the significant job losses that would occur in the California market--and after thoroughly reviewing alternative opportunities--our board concluded that the First Bank System proposal represents the best available alternative, even if Wells is prepared to increase from .625 to .65 the number of Wells shares it would exchange for each First Interstate share. We have, therefore, rejected the riskier Wells Fargo offer.

"We believe Wells Fargo is a fine institution and look forward to continuing to compete with them for the benefit of our respective customers, employees, communities and the State of California and its economy. I can understand that Wells Fargo management may be disappointed by our board's decision, but we expect that they, as professionals, will respect that decision," Siart said.

The First Interstate Banks in 13 western states provide financial products and services to customers through 1,148 offices. These banks serve individuals, small businesses, middle market companies and selected large corporations and financial institutions primarily in the West. Working together with Standard Chartered Bank of London, First Interstate provides a variety of international banking services and extends its reach to companies around the world. First Interstate provides quality financial products and services marketed at the local level to nearly five million households in over 500 western communities.

First Bank System is a regional bank holding company headquartered in Minneapolis. The company provides complete financial services to individuals and institutions through 8 banks, a savings association and other financial companies with 366 offices, located primarily in the 11 states of Minnesota, Colorado, North Dakota, South Dakota, Montana, Illinois, Wisconsin, Iowa, Kansas, Nebraska and Wyoming.

NOTE: THERE WILL BE A TELEPHONE CONFERENCE CALL FOR THE NEWS MEDIA WITH MESSRS. GRUNDHOFER AND SIART TODAY AT 1:15 P.M. EASTERN TIME. TO GET ON THE LINE, PLEASE CALL (212) 346-0236 AT LEAST 15 MINUTES PRIOR TO THE BEGINNING OF THE CALL.


                                     # # #

                                  FACTS ABOUT
                         THE NEW FIRST INTERSTATE BANK

                        FIRST BANK SYSTEM*      FIRST INTERSTATE BANK   COMBINED   PRO FORMA RANK
-------------------------------------------------------------------------------------------------
TOTAL ASSETS               $37,323                 $55,067               $92,390         9th
-------------------------------------------------------------------------------------------------
MARKET CAP                  $7,005                  $9,726               $16,606         5th
-------------------------------------------------------------------------------------------------
STATES SERVED           Minnesota               California              21 total
                        Colorado                Texas                   3 combined
                        North Dakota            Arizona
                        South Dakota            New Mexico
                        Montana                 Washington
                        Wisconsin               Oregon
                        Nebraska                Idaho
                        Wyoming                 Utah
                        Kansas                  Montana
                        Illinois                Wyoming
                        Iowa                    Colorado
                                                Nevada
                                                Alaska
-------------------------------------------------------------------------------------------------
BRANCHES                       366                   1,148                 1,514
-------------------------------------------------------------------------------------------------
RETAIL HOUSEHOLDS        3,123,000               4,500,000             7,623,000
-------------------------------------------------------------------------------------------------
COMMERCIAL                 236,000                 226,000               462,000
CUSTOMERS
-------------------------------------------------------------------------------------------------
ATMS                         2,896                   1,796                 4,692
-------------------------------------------------------------------------------------------------
TOTAL DEPOSITS             $25,050                 $48,236               $73,286         6th
-------------------------------------------------------------------------------------------------
TOTAL LOANS                $28,333                 $35,967               $64,300         7th
-------------------------------------------------------------------------------------------------
TOP MARKETS             Minneapolis/St. Paul    Los Angeles             #1, 2 or
                        Denver                  Phoenix                 3 in 35
                        North Dakota            Houston                 of 83
                        Montana                 Portland                markets
                        Illinois                Seattle                 served
-------------------------------------------------------------------------------------------------
* Pro Forma with FirsTier